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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Kerr Appointed CFO, Project Update

Vancouver, BC - November 1, 2012: Kiska Metals Corporation ("Kiska" or “the Company”) reports the appointment of Mr. Christopher Kerr, CGA, to the position of Chief Financial Officer effective November 1, 2012.   Chris joined Kiska Metals Corporation in July, 2011 as Senior Accountant and brings over 10 years of experience to the company in the areas of accounting, audit, internal controls, finance and taxation including four years at Ernst & Young LLP where he worked primarily with Canadian publicly listed mining companies.  Chris holds a Bachelor of Arts from the University of British Columbia and is a member of the Certified General Accountants of British Columbia.

Mr. Kerr replaces Mr. Adrian Rothwell as CFO. Management wishes to thank Mr. Rothwell for his service to the Company and wishes him well in his future endeavours.

Project Updates

Whistler Project, AK

Kiska continues to advance the flagship Whistler Project, located 160 km northwest of Anchorage, Alaska through revision of the geological model and resource, metallurgical test-work and engineering design studies focused on the Whistler Deposit. Results of the metallurgical test work are expected to be released shortly, with results of the other studies to follow. The Whistler Deposit is the most advanced of the porphyries discovered on the 547 square kilometre Whistler Project, which encompasses a new porphyry gold-copper district in Alaska. A 43-101 compliant resource estimate was published in 2011, yielding a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold-equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper.

Redton Project, BC

In October, field crews completed an exploration program at the Company’s Redton Porphyry Copper-Gold-Molybdenum Project in the Quesnel Trough of north-central British Columbia. The Quesnel Trough hosts Thompson Creek Metals’ Mt. Milligan porphyry copper-gold mine (under construction 40 km east of Redton). The 22.7 square kilometre Redton property is host to multiple grass roots geochemical and geophysical targets as well as drill targets such as the Falcon porphyry molybdenum-copper prospect, where a 2007 drill hole averaged 0.081% Mo over 78.0 metres. In 2012, Kiska collected a total of 568 soil samples at Redton, primarily in the central portion of the property, 1.5 kilometres east of Serengeti Resources’ Kwanika copper-gold deposit. This work will aid in the prioritization of targets for future drill testing. Management will be seeking a partner to advance the Redton Project in 2013.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential. Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with the world's largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com   and http://www.sec.gov